Morgan Stanley & Co. Incorporated

1585 Broadway

New York, New York 10036

November 9, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Peggy Fisher

Re:	EnteroMedics Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-143265)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for Tuesday, November 13, 2007 at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

In connection with Rule 460 of the Act, please be advised that, during the period from October 26, 2007 to the date of this letter, we have effected approximately the following distribution of copies of the preliminary prospectus dated October 26, 2007, the issuer free writing prospectus dated November 7, 2007 and the preliminary prospectus dated November 7, 2007:

To Whom Distributed	Number of Copies
Institutions, Brokers and Other	8,698

The Underwriters (the “Underwriters”) and dealers of the above issue were advised by invitation wire and in underwriting papers that they must comply with the provisions of SEC Release No. 33-4968 of the Act and Rule 15c2-8 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We wish to advise you that copies of the preliminary prospectus have been made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed. The undersigned have and will, and each dealer has advised the undersigned that it has and will, comply with SEC Release No. 33-4968 and Rule 15c2-8 under the Exchange Act.

(Signature Page Follows)

Very Truly Yours,

J.P. Morgan Securities Inc. Morgan Stanley & Co. Incorporated Cowen and Company, LLC Leerink Swann LLC

Acting severally on behalf of themselves and the several Underwriters

By:	Morgan Stanley & Co. Incorporated

By:	/s/ ERIC TARDIF
	Name:	Eric Tardif
	Title:	Executive Director